3AM TECHNOLOGIES, INC.

129 The Queensway,

Barrie, Ontario

Canada L4M 0B1

Telephone: (702) 553-2755

April 2, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:Amanda Ravitz, Assistant Director

Office of Electronics & Machinery

Re: 3AM Technologies, Inc. (the “Company”)

Registration Statement on Form S-1

Filed April 1, 2016

File No. 333-210544

Further to the filing of an amended registration statement on Form S-1 filed by the Company on September 30, 2016 (the “Registration Statement”), the Company writes to you to respond to your letter addressed to the Company and dated October 28, 2016 regarding the Company’s Registration Statement on Form S-1. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Prospectus

1.We will continue to evaluate your response to prior comment 1 when you have provided the financial statements of 3AM Enterprises and the pro forma financial information requested below.

Response: The financial statements for 3AM Enterprises and the related pro forms have been included in the revised filing.

Financial Statements, page 33

2.We note your response to comment 6 in which you state that you consider the acquisition of 3AM Enterprises as probable and the financing of $25,000 to be likely.  In light of that representation, please amend the filing to include audited financial statements of 3AM Enterprises which comply with Rule 8-04 of Regulation S-X as well as pro forma financial information reflecting the probable business acquisition as required by Rule 8-05 of Regulation S-X.

Response:  The financial statements (audited) for 3AM Enterprises and the related pro formas have been included in the revised filing.

Item 16. Exhibits and Financial Statement Schedules

3.We note your response to prior comment 7, however, the exhibit referred to in your response has not been filed with your amendment.  Please file the form of the subscription agreement that you plan to use in connection with your offering as an exhibit to your next amendment.

Response:  The exhibit has been included with the amended filing.

The Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

3AM TECHNOLOGIES, INC.

Per:  /s/ Simon Gee

Simon Gee

Director, President and Chief Executive Officer, Chief Financial

Officer, Secretary, and Treasurer (Principal Executive Officer,

Principal Financial Officer and Principal Accounting Officer)